FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on May 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

	By:	/s/ Leonard J. Hoskinson
	Name:	Leonard J. Hoskinson
	Title:	Chief Financial Officer

Dated: May 13, 2010

Exhibit 1

Ultrapetrol Reports Financial Results for First Quarter 2010

NASSAU, Bahamas, May 13, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2010.

 Highlights:

•	Recorded revenues of $54.2 million;

•	Recorded adjusted EBITDA of $19.6 million for the first quarter of 2010; and

•
Recorded total adjusted net income and adjusted EPS of $4.2 million and $0.14, respectively, in the first quarter of 2010, which exclude the effect of an unrealized mark-to-market non-cash gain on FFAs of $2.5 million corresponding to second, third and fourth quarters of 2010 and the effect of a $1.1 million income tax benefit for unrealized foreign exchange rate losses on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We are pleased with Ultrapetrol's successful start to 2010, as all of our business segments achieved strong results in the first quarter. With a robust soybean crop in South America, Ultrapetrol is positioned well to benefit from volume increases in our River Business during 2010. While the impact of the larger volumes were not yet seasonally evident during the first quarter, we achieved EBITDA margins above our historical average, directly related to our focus on efficient operations. In our Offshore Supply segment, all of our existing vessels were employed under profitable, long-term charters, enabling the Company to post strong operating results in this segment offset by expenses and off hire time to reposition our North Sea vessels into Brazil. We are poised to benefit from our decision to position our vessels in this favorable market and expect the remainder of the year to reflect the full operations of six ships in Brazil. In our Ocean Business, we have sold and delivered three of our Capesize vessels, having repurchased a corresponding number of FFA positions. Our remaining Capesize vessel is fully covered by FFAs for the remainder of 2010 and our Product Carriers are employed long term with oil majors, which makes the earnings of our Ocean fleet both profitable and predictable."

Mr. Menéndez continued, "As we progress through 2010, we have strong visibility into our future expansion. Our new yard is producing barges with increased efficiency and our new 8,300 BHP pushboat is expected to commence service next week. In our Offshore Supply segment, the first two of our six ships under construction in China and India are expected to be delivered during the third quarter. We have fulfilled our plan to grow our Product Carrier fleet to five vessels. In addition, our recently acquired modern container vessel presents an attractive opportunity for the Company and is expected to commence a regional flag-restricted general cargo service in South America."

Overview of Financial Results

Total revenues for first quarter 2010 were $54.2 million, as compared with $57.8 million in the same period of 2009.

Adjusted EBITDA for first quarter 2010 was $19.6 million as compared with $17.1 million in the same period of 2009. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net income for the first quarter 2010 was $7.8 million or $0.26 per share, as compared with net income of $0.6 million, or $0.02 per share, during the same period of 2009. First quarter 2010 net income includes a $1.1 million, or $0.04 per share, income tax benefit for unrealized foreign exchange rate losses on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business and a $2.5 million or $0.08 per share, unrealized mark-to-market non-cash gain on FFAs. Excluding the effect of the income tax benefit for unrealized foreign exchange rate losses on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business and of the unrealized non-cash gain on FFAs, adjusted net income for the first quarter of 2010 was $4.2 million or $0.14 per share.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "As anticipated, Ultrapetrol posted strong first quarter results. Our capital expenditure plan is progressing as expected and we have the financial resources in place to fund our growth. In addition, a balanced long-term repayment schedule of current indebtedness allows us to plan our future with great confidence."

Business Segment Highlights

River

The River Business experienced a 5% decrease in the volume of cargo loaded in the first quarter of 2010 as compared with the same period of 2009. First quarter 2010 River segment adjusted EBITDA was $5.8 million versus $2.6 million in 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

In comparing the volumes transported in the first quarter of 2010 with those transported in the same period of 2009, you must take into consideration that first quarter volumes do not seasonally reflect the impact of differences in crop sizes.

The soybean production in Paraguay and in the whole of the Hidrovia region is expected to be a record high for 2010. The latest 2010 USDA estimate for the Paraguayan soybean crop of 7.2 million tons implies an eighty percent increase when compared to 2009 levels and is consistent with a larger seeded area and yields with a normal rainfall. Also, river water levels have recovered in the first quarter of 2010 and iron ore production is normalizing while export activity has recommenced.

The Company's new shipyard for building barges has been completed and is now in full operation. It is the most modern of its kind in South America and we believe it will allow the Company to supply the capacity that we think will be required in the near future due to growing volumes of liquids, soybeans and iron ore produced in the region and the need to replace a large portion of the river system fleet which will likely become obsolete over the next five years. We have successfully continued the re-engining and re-powering program that aims to convert the engines on eleven of our main push boats. The first of them, Zonda I, will start operations by May 17, 2010, equipped with more powerful heavy fuel engines instead of the diesel consuming engines that we operate in all other push boats today. This should lead to gradually increasing savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business, six vessels were operated in the first quarter of 2010. The adjusted EBITDA generated by the Offshore Supply segment during the quarter was $3.2 million or 3% lower, than the $3.3 million generated in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 33% attributable primarily to a full three months' operation in 2010 of the UP Rubi, which started its employment with Petrobras under a long-term time charter in August 2009. Two of our vessels, the UP Esmeralda and UP Safira, arrived in Brazil from the North Sea during the first quarter of 2010 and were subsequently delivered under three year time charters. In positioning these vessels, the Company incurred not only higher voyage expenses due to bunker fuel consumed during the passage but also substantial off hire time during the voyage and, subsequently, while the vessel was registered and cleared for operation in Brazil. The total number of ship days lost in the first quarter for this reason were seventy two (72). The six PSVs are now chartered to Petrobras on medium-term employments at attractive rates for periods ranging between three to four years.

As planned, Ultrapetrol has continued with the construction of the six PSVs that will be added to the fleet. The two PSVs under construction in China are expected to be delivered in the third quarter of 2010, while the first vessel under construction in India is now expected to be delivered in the fourth quarter of 2010.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans. The North Sea market has recovered in April 2010 from the low rate levels which prevailed during the first quarter of 2010. Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling, particularly our new ships currently under construction.

Ocean

The Ocean segment generated adjusted EBITDA of $12.3 million in the first quarter of 2010, as compared to $13.2 million in the same period of 2009. For a reconciliation of adjusted EBITDA to segment operating profit, please see the tables at the end of this release.

The 30% decrease in revenues is mainly attributable to the sale of two of our Capesize vessels, the Princess Susana and the Princess Nadia, which were sold and delivered to their buyers on December 10, 2009 and January 28, 2010, respectively, coupled with an $8.8 million decrease in the net settlements of FFAs which qualified as cash flow hedges in the first quarter of 2010 compared to the same period of 2009.

On April 23, 2010, we delivered the Capesize vessel Princess Marisol to her buyers. Our only remaining Capesize vessel, Princess Katherine, is fully covered with FFAs at rates higher than those prevailing in the spot and future markets for Capesize vessels.

The Company has operated a total of five vessels in its Product Carrier fleet in the first quarter of 2010, Miranda I, Amadeo, Alejandrina, Austral and Mediator I, which continue to be employed in the South American coastal trade on medium/long-term charters with the oil majors that operate in the region.

Our last remaining passenger vessel, the Blue Monarch, was sold and delivered to buyers on February 5, 2010.

On February 26, 2010, the Company entered into an MOA whereby it agreed to acquire a 2003-built container vessel, the MV Frisian Commander for a total purchase price of $12.4 million. The container vessel has a rated carrying capacity of 1,118 TEUs. The Company intends to deploy this vessel in a regional flag-restricted service, which is expected to commence in the second quarter.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, May 14, 2010, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 800-988-9663 (toll-free U.S.) or +1 415-228-3890 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 800-759-4401 (toll-free U.S.) or +1 203-369-3418 (outside of the U.S.); passcode: 2000. The webcast will be archived on Ultrapetrol's website for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers and a Capesize bulk carrier. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – F

The following table shows our unaudited consolidated balance sheet as of March 31, 2010 and our audited consolidated balance sheet as of December 31, 2009:

($000's)	At March 31, 2010 (Unaudited)	At December 31, 2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$39,066	$53,201
Restricted cash	1,658	1,658
Accounts receivable, net of allowance for doubtful accounts of $270 and $411in 2010 and 2009, respectively	26,261	16,402
Operating supplies	3,384	3,743
Prepaid expenses	5,369	4,210
Receivables from derivative instruments	13,596	16,885
Other receivables	18,017	15,547
Other current assets	650	2,684
Total current assets	108,001	114,330
NONCURRENT ASSETS

Other receivables	14,251	16,256
Restricted cash	15,885	1,181
Vessels and equipment, net	564,377	571,478
Dry dock	4,883	5,281
Investment in affiliates	1,742	1,787
Intangible assets	1,282	1,456
Goodwill	5,015	5,015
Other noncurrent assets	8,345	8,390
Deferred income tax assets	7,970	7,760
Total noncurrent assets	623,750	618,604
Total assets	$731,751	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$16,254	$13,707
Accrued interest	6,910	2,008
Current portion of long-term financial debt	21,616	21,286
Other current liabilities	6,919	8,977
Total current liabilities	51,699	45,978
NONCURRENT LIABILITIES

Long-term financial debt	381,300	384,245
Deferred income tax liabilities	12,116	13,033
Other liabilities	1,066	1,095
Total noncurrent liabilities	394,482	398,373
Total liabilities	446,181	444,351

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	270,308	269,958
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	25,182	17,357
Accumulated other comprehensive income	4,202	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	280,542	283,703

Non-controlling interest	5,028	4,880
Total equity	285,570	288,583
Total liabilities and equity	$731,751	$732,934

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three Months Ended March 31,
($000's)	2010	2009	Percent Change
Revenues
Attributable to River Business	$24,275	$23,276	4%
Attributable to Offshore Supply Business	12,210	9,172	33%
Attributable to Ocean Business	17,745	25,368	-30%
Total revenues	54,230	57,816	-6%

Voyage expenses
Attributable to River Business	(9,229)	(9,792)	-6%
Attributable to Offshore Supply Business	(1,074)	(407)	164%
Attributable to Ocean Business	(2,740)	(3,314)	-17%
Total voyage expenses	(13,043)	(13,513)	-3%

Running costs
Attributable to River Business	(6,420)	(7,949)	-19%
Attributable to Offshore Supply Business	(6,461)	(4,084)	58%
Attributable to Ocean Business	(7,467)	(8,099)	-8%
Total running costs	(20,348)	(20,132)	1%

Amortization of dry dock & intangible assets	(924)	(1,083)	-15%
Depreciation of vessels and equipment	(7,799)	(8,902)	-12%
Administrative and commercial expenses	(6,241)	(5,496)	14%
Other operating income	448	766	-42%
Operating profit	6,323	9,456	-33%

Financial expense and other financial expense	(7,452)	(7,673)	-3%
Financial income	92	95	-3%
Gains on derivative instruments, net	9,103	75	12,037%
Investment in affiliates	(45)	(90)	-50%
Other, net	(123)	(159)	-23%
Total other income (expenses)	1,575	(7,752)

Income from continuing operations before income taxes	7,898	1,704	363%

Income taxes benefit (expenses)	590	(407)	-
Net income attributable to non-controlling interest	148	130	14%

Income from continuing operations	8,340	1,167	615%

Loss from discontinued operations	(515)	(550)	-6%

Net income attributable to Ultrapetrol (Bahamas) Limited	$7,825	$617	1,168%

The following table contains our unaudited statements of cash flows for the three month periods ended March 31, 2010 and 2009:

	For the three-month periods ended March 31,
($000's)	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$7,973	$747

Adjustments to reconcile net income to net cash provided by operating activities:

Loss from discontinued operations	515	550
Depreciation of vessels and equipment	7,799	8,902
Amortization of dry docking	750	887
Expenditure for dry docking	(2,102)	(910)
Gains on derivatives, net	(9,103)	(75)
Amortization of intangible assets	174	196
Loss on sale of vessels, net	188	-
Share-based compensation	350	444
Debt issuance expense amortization	303	470
Net losses from investment in affiliates	45	90
Allowance for doubtful accounts	84	75
Other	-	(304)

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(9,943)	(3,047)
Other receivables, operating supplies and prepaid expenses	(3,037)	6,232
Other	1,578	361
Increase (decrease) in liabilities:
Accounts payable	2,606	(3,422)
Payable to related parties	2,925	3,443
Other	(32)	-
Net cash provided by operating activities from continuing operations	1,073	14,639

Net cash (used in) provided by operating activities from discontinued operations	(431)	390
Total cash flows provided by operating activities	642	15,029

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($414 and $11,612 in 2010 and 2009 for vessels in construction)	(14,085)	(24,295)
Proceeds from disposal of assets, net	14,112	-
Net decrease in funding cash collateral of forward freight agreements	819	-
Other	-	1,100
Net cash provided by (used in) investing activities from continuing operations	846	(23,195)

Net cash provided by investing activities from discontinued operations	1,950	-
Total cash flows provided by (used in) investing activities	2,796	(23,195)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(2,615)	(4,839)
Early repayments of long-term financial debt	-	(7,813)
Increase in restricted cash	(14,700)	-
Proceeds from long-term financial debt	-	3,450
Other	(258)	(29)
Net cash (used in) financing activities from continuing operations	(17,573)	(9,231)
Net (decrease) in cash and cash equivalents	(14,135)	(17,397)

Cash and cash equivalents at the beginning of year (including $304 and $2,546 related to discontinued operations)	$53,201	$105,859
Cash and cash equivalents at the end of period (including $299 and $448 related to discontinued operations)	$39,066	$88,462

Supplemental Information:

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
($000's)	2010	2009
Total cash flows from operating activities	642	15,029
Total cash flows provided by (used in) investing activities	2,796	(23,195)
Total cash flows (used in) financing activities	(17,573)	(9,231)

Net cash provided by operating activities from continuing operations	1,073	14,639
Net cash (used in) provided by operating activities from discontinued operations	(431)	390
Total cash flows from operating activities	642	15,029

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	5,900	(3,567)
Expenditure for dry docking	2,102	910
Income taxes	(590)	407
Financial expenses	6,171	6,064
(Gain) on disposal of assets	(188)	-
Net income attributable to non-controlling interest	(148)	(130)
Adjustment attributable to UP Offshore declassification(1)	(4,424)	-
Other adjustments	(779)	(775)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities	(84)	(636)
Financial expenses	1	1
Other adjustments	-	(304)

EBITDA as defined in the Notes due 2014 from continuing operations	9,117	17,548
EBITDA as defined in the Notes due 2014 from discontinued operations	(514)	(549)
Consolidated EBITDA as defined in the Notes due 2014	8,603	16,999

Plus
Adjustment attributable to UP Offshore declassification	$4,424	-
Gain on derivatives, net	9,103	75
Unrealized non-cash gain on FFAs	(2,501)
Adjusted Consolidated EBITDA	$19,629	$17,074

(1) As of September 30, 2009, our Board of Directors declassified UP Offshore (Bahamas) Ltd. as a restricted subsidiary under the terms of the Indenture.

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture and other adjustments related to our FFAs. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements, and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

The following tables reconcile the Company's Adjusted Consolidated EBITDA to its Operating profit for the three months ended March 31, 2010 and 2009, on a consolidated and a per segment basis:

($000's)	First Quarter Ended March 31, 2010
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$1,975	$1,709	$2,639	$6,323
Depreciation and amortization	4,026	1,661	3,036	8,723
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(30)	(148)	(15)	(193)
Gains on derivatives, net	-	-	9,103	9,103
Other net	(210)	3	84	(123)
Unrealized non cash gains on FFAs	-	-	(2,501)	(2,501)

Segment Adjusted EBITDA	$5,761	$3,225	$12,346	$21,332

Items not included in Segment Adjusted EBITDA
Financial income				92
Other financial expenses				(1,281)

Adjusted Consolidated EBITDA from continuing operations				$20,143
Adjusted Consolidated EBITDA from discontinued operations				$(514)

Adjusted Consolidated EBITDA				$19,629

($000's)	First Quarter Ended March 31, 2009
	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(402)	$2,062	$7,796	$9,456
Depreciation and amortization	3,241	1,328	5,416	9,985
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(85)	(130)	(5)	(220)
Gains on derivatives, net	-	75	-	75
Other net	(179)	-	20	(159)

Segment Adjusted EBITDA	$2,575	$3,335	$13,227	$19,137

Items not included in Segment Adjusted EBITDA
Financial income				95
Other financial expenses				(1,609)

Adjusted Consolidated EBITDA from continuing operations				$17,623
Adjusted Consolidated EBITDA from discontinued operations				$(549)

Adjusted Consolidated EBITDA				$17,074

The following tables reconcile the Company's Adjusted Net Income and Adjusted EPS to its Net Income and EPS, respectively, for the three months ended March 31, 2010 and 2009, on a consolidated basis:

($000's)	Three months ended March 2010	Three months ended March 2009

Net income as reported	$7,825	$617
EPS as reported (in $)	$0.26	$0.02

Adjustments to Net income as reported

Unrealized non cash gains on FFAs	(2,501)	-
Income tax on Exchange Variance Provision	(1,102)	151

Adjusted Net income	$4,222	$768
Adjusted EPS (In $)	$0.14	$0.03